UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016

Commission File Number: 001-36433

GasLog Partners LP
(Translation of registrant’s name into English)

c/o GasLog Monaco S.A.M.
Gildo Pastor Center
7 Rue du Gabian
MC 98000, Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

The press release issued by GasLog Partners LP on August 1, 2016 announcing a public offering of its common units is included as Exhibit 99.1 and is incorporated herein by reference.

INCORPORATION BY REFERENCE

Exhibits 99.2 and 99.3 to this Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3 (File No. 333-204616), filed with the Securities and Exchange Commission (the “SEC”) on June 1, 2015, and the registration statement on Form S-8 (File No. 333-203139), filed with the SEC on March 31, 2015, in each case to the extent not superseded by information subsequently filed or furnished (to the extent we expressly state that we incorporate such furnished information by reference) by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

Exhibit	Description
99.1	Press Release dated August 1, 2016
99.2	Consent of Deloitte Certified Public Accountants S.A.
99.3	Consent of Deloitte LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2016

GASLOG PARTNERS LP
by:	/s/ Andrew J. Orekar
Name: Andrew J. Orekar
Title: Chief Executive Officer